April 30, 2020

ANNUAL REPORT FORM C-AR

PropertyClub, Inc.



This Annual Report on Form C-AR (including this cover page and all exhibits attached hereto, this "Form C-AR") is being furnished by PropertyClub, Inc., a New York corporation (the "Company") for the purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at propertyclub.nyc no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you

read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

PropertyClub, Inc. ("PropertyClub" or "Company") is a corporation formed on January 2, 2018, in New York. The Company's physical address is 25 Broadway, 9th Floor, WeWork Suite 5021, New York, NY 10004. The Company's website may be accessed at propertyclub.nyc.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice

president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Andrew Weinberger, Chief Executive Officer, Director

Andrew Weinberger has served as President and CEO of PropertyClub, Inc. since the Company's formation in January 2018. Mr. Weinberger is responsible for strategy, fundraising, product, business development, hiring, public speaking, and all operational matters. Mr. Weinberger has an extensive background in real estate and Proptech, having held various roles the real estate industry in New York City since 2013, notably leading Blu Realty and Meier Groups' leasing and rental divisions in 2015 and 2014 respectively. Mr. Weinberger's experience and expertise has ranged

from sales and new business development to new agent hiring & training as well as product design and management/development. In the prior 3 years, Mr. Weinberger has been founder and CEO of LeaseHop Inc (Jan 2016-2018), and Senior Licensed Real Estate Salesperson at Douglas Elliman (Jan 2017- Dec 2017).

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Andrew Weinberger owns 82,880 shares of Common Stock, representing a voting power of 99.5%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Business:

PropertyClub is a next generation real estate platform that hopes to revolutionize the way people market, search for, buy, sell, rent or invest in real estate. PropertyClub provides a service whereby users can: post property listings, search for property listings, verify and review property listings, communicate with other users through our chat and messaging systems, and indicate interest in leasing or buying properties.

The Business Plan:

PropertyClub's business model is based on providing a SaaS solution to individuals looking to market their properties. Users are expected to be able to list their properties on PropertyClub's platform by purchasing a subscription or by paying on a per listing basis. Users may also redeem "PropertyClub Coins" (a digital assets that is solely intended to be a rewards currency on the platform) for these services.
PropertyClub is also involved in using blockchain technology to improve and enhance our marketplace. Currently our rewards currency (PropertyClub Coin) is

deployed to help foster the growth of our community as well as to improve and act as a guarantee of listing quality. To our knowledge are the first real estate platform to create a rewards currency and anticipate this creating a significant competitive advantage for us.

We plan on continuing to develop and integrate blockchain technology into our platform in an attempt to enhance our marketplace and give us a potential competitive advantage over our competitors. The use of blockchain technology as well as the creation of our rewards currency

(PropertyClub Coin), is expected to benefit us by; i) Enabling us to offer new experiences to users (such as earning PropertyClub Coins for verifying and reviewing properties; ii) Helping us expand the market and our revenues by using blockchain technology to facilitate the digital transfer of property and/or the tokenization of real estate assets; iii) Creating global network effects that, to our knowledge, competitors marketplaces' do not currently exhibit; and iv) Create monetary advantages for our users by lowering fees associated with the marketing, management, renting, and purchase of real estate as well as creating the monetary advantages for the Company by enabling us to be part of the payment flow and extract more favorable economics (while most of our competitors act simply as media companies).

* PROPERTYCLUB COINS ARE NEITHER SECURITY TOKENS NOR A UTILITY TOKENS. PROPERTYCLUB COINS ARE A REWARDS CURRENCY SIMILAR TO AIRLINE MILES AND SHOULD NOT BE MISTAKENLY CONFUSED WITH THE SECURITIES BEING OFFERED IN THIS OFFERING. PURCHASING SECURITIES IN THIS SOLELY ENTITLES YOU TO THE SHARES PURCHASED IN THIS OFFERING AND IN NO WAY ENTITLES YOU TO PROPERTYCLUB COINS AND IS NOT AN INVESTMENT IN PROPERTYCLUB COINS.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

A crowdfunding investment involves risk. You should not invest any funds in the Company's offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that the securities are exempt from registration.

> i) The Company is in an early stage of development.
> The Company faces all risks associated with a company in the early stages of development. Such risks include, among other things, competition from well established and well capitalized companies. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources at their disposal and thus may be better equipped to develop, market and commercialize service. These competitors will also compete with us in recruiting and retaining qualified personnel

and acquiring technologies. Our competitors may be able to commercialize products more rapidly or effectively than we are able to.

Because the Company is focused on product development and user growth the Company has not generated any revenues to date and expects to generate operating losses for the foreseeable future. Profitability may not be achieved for some time, and the Company may need to raise additional capital to achieve profitability.

ii) The Company relies heavily on our technology including blockchain technology, but we may at times be limited by regulatory or legal challenges.

While the Company's use of blockchain technology creates a potential strategic advantage over our competitors it is not without risks. Regulation specific to digital assets (such as the PropertyClub Coin), and blockchain technologies, is currently under development. Regulations are likely to evolve

rapidly and vary significantly among U.S. federal, state and local or non-U.S. jurisdictions, and are subject to significant uncertainty. Certain countries impose significant regulations on blockchain projects. Various legislative and executive bodies in the Unites States, China, Singapore and other countries are considering, or may in the future consider, laws, regulations, guidance, or bother actions, which may have a negative impact on the Company's ability to operate its business and utilize PropertyClub Coins as part of its business.

Failure by the Company to comply with any laws, rules and regulations, some of which may not yet exist or may be subject to interpretation or change, could result in a variety of materially adverse consequences, including civil penalties and fines.

iii) The development and commercialization of products and services in our industry is highly competitive. Intense competition in the markets in which we compete could prevent us from generating or maintaining profitability. Our Company is well positioned, we are amongst the first real estate platforms to use blockchain technology, and the first to have a fully operational marketplace with a rewards currency, but our industry is highly competitive and only expected to become increasingly competitive in the future. We may face additional competition from new startups entering the industry or from large, existing companies, any of which may have more capital than we have. Furthermore, we must continually develop new products while enhancing, maintaining and improving our existing products to remain competitive. This process requires significant research, design, testing, and development, which is costly and may not directly result in new revenues or profits.

iv) Maintaining and expanding our impeccable reputation and brand image are essential to our business success. We are actively engaged in efforts to maintain, extend, and expand our brand image through marketing, advertising, public relations, user promotions, and product innovation. The real estate industry has faced increase attention and scrutiny when it comes to marketing. The advent of stricter regulations on marketing could limit our ability to maintain, extend, and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers'

confidence and reduce long-term demand for our products and services, even if the regulatory or legal action is unfounded or not material to our operations. Furthermore, we increasingly rely on social media to help maintain, extend and expand our brand image. The growing use of social and digital media increases the speed and extend that information or misinformation and opinions can be shared. Negative posts or

comments about us and/or our brand or products on social and digital media, whether valid or not, could seriously damage our brand and reputation. If we do not maintain, extend and expand our brand image our operating results and financial condition could be materially and adversely affected.

v) Our business plan contains forward-looking statements regarding the design and development of new technology, products and services including blockchain based technology, products, and services which may not be achievable with the amount of capital the Company is attempting to raise in this offering. While the funds raised in this offering will be used to achieve the Company's near term goals of further growing, developing and promoting our existing marketplace and products, including our existing rewards currency, PropertyClub Coin, the Company can make no guarantee that these funds will be enough to achieve our long term goals. The company may need to procure additional funds in addition to the amount raised in this offering to achieve said long term goals and there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are unable to raise sufficient capital in the future, and unable to achieve profitability with the funds raised from this offering, we will not be able to execute our long term goals and business plan, our operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

vi) We rely heavily on our technology and intellectual property third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services technology, obtain information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. The efforts we have made to protect our intellectual property may not be sufficient or effective and may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected and may not prevent unauthorized parties from copying aspects of our services, using similar domain names, or obtaining and using information, marks or technology we regard as proprietary. Effectively policing the unauthorized use of our services and technology is time

consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. We may have to litigate to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time

consuming and expensive, divert management's attention from other business matters, and the outcome can be difficult to predict.

vii) We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, and intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technology, and intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, and intellectual property rights of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our business, and have an adverse effect on our financial condition and results of operations.

viii) Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. We may face advanced and persistent attacks on our information infrastructure systems where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Experienced hackers may be able to penetrate our network security and comports or misappropriate our confidential information or that of our customers or our third-party partners creating system disruptions or causing shutdowns. Additionally, sophisticated software that we produce or procure from third- parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our

network. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

ix) Any forecasts we make about our operations may prove to be inaccurate. Our forecasts are based on a number of factors and may prove to be inaccurate. You should not rely on such forecasts to predict our future performance. We must, among other things, a) determine appropriate risks, potential rewards, and levels of investment and demand in our products; b) respond to economic and market variables outside of our control; c) respond to competitive developments; d) respond to regulatory and legal developments outside of our control, and; e) continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the

failures to do so could have a materially adverse effect on our business and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

x) Our success depends on the experience and skill of our founder and other key employees. In particular, the Company is dependent on Andrew Weinberger, the founder and CEO of the Company. The loss of Andrew Weinberger or other key employees could harm the Company's business and adversely effect our operating results and financial condition.

xi) Startup investing is risky by nature and investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. The success of a startup often lies in the development of a new product or service that may or may not find a market fit. Before investing you should carefully consider the specific risks and disclosures related to both this offering and the Company. You should not invest any funds in this offering unless you can afford to lose your entire investment.

xii) Your shares are not easily transferable. You should be aware of the long- term nature of this investment and you should not plan on being able to readily transfer and/or resell your security. Currently, there is no public market or

liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may attempt to do so, but until such time you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. Purchasers should be aware of the long-term nature of this investment. By participating in this offering you represent that you are purchasing securities for your own account, for investment purposes, and not with a view to resale or distribution thereof.

xiii) The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents, and subject to state law, you are not entitled to receive any dividends on your shares in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase the shares offered.

xiv) No guarantee of return on investment. The Company makes no assurance that you will realize a return on your investment or that you may not lose your entire investment. For these reasons you should read Form C and all Exhibits in their entirely and consult with your own attorney and business advisor prior to making any investment decision.

xv) IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT

BUSINESS PLAN. IN SUCH AN EVENT IT MAY BECOME NECESSARY TO ADAPT OR MATERIALLY CHANGE THE COMPANY'S PROPOSED BUSINESS PLAN. YOU SHOULD CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES BEING OFFERED AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED ABOVE.

xvi) The further development and acceptance of blockchain technology, which are part of a new and rapidly changing industry, are subject to a variety of risks that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain technology may have material adverse effect on the Company's business model. The growth of the blockchain technology in general is subject to a high degree of uncertainty. The factors affecting the further development and utilization of blockchain technology, include, without limitation: (a) Worldwide growth in the adoption and use of blockchain technologies; (b) Government and quasi-government regulation of digital assets and their use; (c) Restrictions on or regulation of, access to and operation of blockchain technology or similar systems; (d) The maintenance and development of the open-source software protocol of blockchain technology; (e) Changes in consumer demographics and public taste preferences; (f) The availability and popularity of other forms or methods of buying and selling goods and services or trading assets including new means of using fiat currencies or existing networks; (g) General economic conditions and the regulatory environment relating to blockchain technologies; and (h) A decline in the popularity and confidence in the integrity of blockchain-based digital assets, including trading digital currencies such as Bitcoin or Ethereum, could materially adversely affect demand for such assets.

xvii) The development and commercialization of products and services in our industry is highly competitive. Intense competition in the markets in which we compete could prevent us from generating or maintaining profitability. Although we believe our Company is well positioned (we are amongst the first real estate platforms to use blockchain technology, as well as being amongst the first to have a fully operational marketplace with a rewards currency), our industry is highly competitive and only expected to become increasingly competitive in the future. We may face additional competition from new startups entering the industry or from large, existing companies, any of which may have more capital than we have. Furthermore, we must continually develop new products while enhancing, maintaining and improving our existing products to remain competitive. This process requires significant research, design, testing, and development, which is costly and may not directly result in new revenues or profits

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of securities of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000	83,502	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

In the future our securities may be valued based on market research. At this time they are valued by the issuer's discretion.

Future valuations may depend on market opportunities. Our valuation is based on the potential opportunity, which we believe to be significant. The total immediately addressable market of digital ad spend on residential real estate in the US is approximately $15 Billion. Additionally, we may

introduce new products and services which may give us access to the much larger market real estate services market which exceeds $100 Billion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased securities through Netcapital have a minority ownership in PropertyClub and are subject to the same risks as any investor with a minority stake in the Company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion. Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning

when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in- law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not Applicable.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
Oct. 17, 2018	Common Stock	$26,250	Reg. CF Section 4(a)(6)	Product development, office expenses, salaries, and marketing
Sept. 16, 2019	Common Stock	$12,625	Reg. CF Section 4(a)(6)	

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6))

during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided.

For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer

anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the Company in this question refers to the Company and its predecessors, if any. (§ 227.201(s))

2019 Financial Update:

PropertyClub successfully raised $12,625 in a Regulation CF crowdfunding offering in September 2019. The proceeds have been used for product development, salaries, office expenses, and marketing. We generated revenues of $33,182 in 2019, while growing out user base, and acquiring listing supply. We have grown to more than 40,000 monthly users and are currently growing at a 20% month over month rate.
Revenue is expected to increase accordingly in 2020. We believe we can continue our quick growth until we generate more revenue. We are in the early stages of our development.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

PropertyClub has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

PropertyClub will file a report electronically with the SEC annually and post the report on its web site (propertyclub.nyc) no later than 120 days after the end of each fiscal year covered by the report.

PROPERTYCLUB, INC.
BALANCE SHEETS (unaudited)
As of December 31, 2019

	Assets	**2019**

Assets:

Current Assets:	$ 1,871
Cash and cash equivalents	
Total Current Assets	$ 1,871

Total assets	**$ 1,871**

Liabilities and Stockholders Equity

Liabilities	$ -

Stockholders' Equity

Common Stock, 100,000 shares authorized, $0.0001 par. 83,502 shares issued and outstanding $ 8.35

Additional paid-in capital (reg-CF) $ 12,625 Total Stockholders' Equity $ 1,871 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY **$ 1,871**

PROPERTYCLUB, INC.
STATEMENTS OF OPERATIONS (unaudited) From Jan 1, 2019 to December 31, 2019

	2019
Net revenues	$ 33,182
Operating Expenses:	
Product (website) design and development	32,200
General and Administrative	5,342
Marketing and Sales	15,708
Professional Services	7,207
Total Operating Expenses	60,457
Loss from operations	(27,275)
Other Income/ (Expense):	

Interest income   -

Interest expense

Total other Income/(Expense)

Net loss $ 27,275

PROPERTYCLUB, INC.
STATEMENTS OF CASH FLOWS IN STOCKHOLDERS' EQUITY
(unaudited) From Jan 1, 2019 to December 31, 2019

Common Units Total Stockholders' Equity

Balance at January 1, 2019

83,300

$17,551

-
-

Issuance of common units- Reg CF

Offering Costs

202 12,625

- (1,030)

Net loss

-

Balance at December 31, 2019 83,502

(27,275)

$ 1,871

PROPERTYCLUB, INC.
STATEMENTS OF CASH FLOWS (unaudited) From
Jan 1, 2019 to December 31, 2019

Cash flows from operating activities
2019

Net loss $ (27,275)

Adjustments to reconcile net loss to net cash used In operating activities:

Depreciation -

Increase/(Decrease) in accounts payable -

Increase/(Decrease) in deferred revenue -

Net cash used in operating activities $ (27,275)

Cash flows from investing activities

Cash flows from financing activities

Proceeds from issuance of common stock

-

12,625

Offering costs (1,030)

     Net cash provided by financing activities 11,595

Net change in cash (15,680)

Cash at beginning of the period Cash at end of the period

    17,551

$ 1,871

I, Andrew Weinberger, certify that:

(l) the financial statements of PropertyClub, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of PropertyClub, Inc. included in this Form reflects accurately the information reported on the tax return for PropertyClub, Inc. filed for the fiscal year ended December 31, 2019.

Andrew Weinberger

Andrew Weinberger

President and CEO, PropertyClub, Inc. April 30, 2020

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.